EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation

Saronix-eCERA Corporation	Taiwan
Pericom Semiconductor (HK) Limited	Hong Kong
Pericom Taiwan Limited	Taiwan
Pericom Asia Limited	Hong Kong
PSE Technology (Shandong) Corporation	Shandong, China